SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Immersion Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

452521107
(CUSIP Number)

Acacia Research Corporation
4 Park Plaza, Suite 550
Irvine, California 92614
(949) 480-8300

with a copy to:
Aneliya Crawford, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2019
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452521107	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Acacia Research Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,533,991 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,533,991 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,533,991 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 452521107	SCHEDULE 13D/A	Page 3 of 6 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person expended an aggregate of approximately $11,422,240 of working capital to purchase the shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Person purchased the shares of Common Stock because it believed them to be trading at a discount to intrinsic value owing to missteps and errors of strategy that can be corrected to realize the value of the Issuer's assets. The Reporting Person intends to engage in discussions with the Board of Directors of the Issuer (the "Board"), other shareholders of the Issuer, management of the Issuer, and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, strategy, potential business combinations and strategic alternatives, and future plans of the Issuer. The Reporting Person may consider, formulate, discuss and seek to cause the Issuer to implement various plans or proposals intended to enhance stockholder value or enhance the value of the Issuer's assets, including plans or proposals that may involve strategic transactions or an acquisition of the Issuer. The Reporting Person also may take other actions including board reconstitution of the Issuer by means of direct shareholder action and actions concerning the charter and bylaws of the Issuer. Any such actions or transactions may be taken, advocated by, or involve the Reporting Person alone or in conjunction with other shareholders, financing sources and/or other third parties, and could include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Person, market conditions and general economic and industry conditions, the Reporting Person may take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or the Common Stock or selling some or all of the shares of Common Stock, engaging in hedging or similar transactions involving securities relating to the Issuer or the Common Stock and/or otherwise changing its intentions with respect to any and all matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a)-(c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 31,795,744 shares of Common Stock issued and outstanding as of November 1, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 7, 2019.

CUSIP No. 452521107	SCHEDULE 13D/A	Page 4 of 6 Pages

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock, as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Person during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in shares of Common Stock listed hereto were effected in the open market through various brokerage entities and in the normal course of portfolio management.

(e) December 23, 2019.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Except as otherwise set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit A:	Transactions in the shares of Common Stock of the Issuer During the Last 60 Days

CUSIP No. 452521107	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2019

ACACIA RESEARCH CORPORATION

By:	/s/ Clifford Press
Name:	Clifford Press
Title:	Chief Executive Officer

CUSIP No. 452521107	SCHEDULE 13D/A	Page 6 of 6 Pages

EXHIBIT A

Transactions in the shares of Common Stock of the Issuer During the Last 60 Days

The following tables set forth all transactions in the shares of Common Stock effected in the past sixty days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Acacia

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/15/2019*	7,600	7.50
12/10/2019	50,000	6.61
12/12/2019	2,810	6.73
12/13/2019	2,711	6.78
12/16/2019	1,400	6.78
12/23/2019	(111,527)	7.67

* 76 call option contracts exercised at an exercise price of $7.50 per option contract.